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                                                                    Exhibit 99.1
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            GKN PLC TO ACQUIRE THE INTERLAKE CORPORATION OF THE U.S.

LONDON, Dec. 7 /PRNewswire/ -- GKN plc announces that it has today entered into a merger agreement to acquire The Interlake Corporation in a move that strengthens the group's powdered metals and aerospace businesses.

Under the agreement GKN will acquire The Interlake Corporation for $553 million (335 million pounds) including the assumption of approximately $292 million (177 million pounds) of debt. GKN will shortly commence a tender offer for all of the outstanding common shares at $7.25 per share and for the Series A preferred stock at a price equivalent to $7.25 per underlying common share. The consideration for the tender offer will be satisfied in cash from GKN's existing resources.

First Chicago Equity Corporation, the holder of 31,500 shares of preferred stock of Interlake, convertible into approximately 25% of the fully diluted equity of Interlake, has consented to the transaction and has advised GKN that it intends to tender all of its shares in the offer. The transaction is subject to the expiration or waiver of applicable regulatory waiting periods and other customary conditions and the tender offer is expected to close in January 1999.

The Interlake Corporation comprises three businesses, all leaders in their respective markets.

- The Hoeganaes Corporation in which Hoganas AB of Sweden has a 20% minority interest, is the leading supplier of ferrous powdered metals in North America, the main material used by GKN Sinter Metals.
- Chem-tronics Inc. is the leading US producer of advanced, lightweight structural components for aerospace engines in the civil, military and space markets and has a strong position in the aftermarket for engine fan blade repair.
- Interlake Material Handling is the leader in pallet and container racking, dynamic storage and conveyor system markets in the U.S. and produces a range of storage systems for use in distribution centers, warehouses, and retail facilities.

Interlake's audited financial statement for the year ended December 28, 1997, as adjusted for businesses sold during 1997, showed sales of $483.5 million (293 million pounds) and operating profit of $44.4 million (26.9 million pounds). Interlake reported total pre-tax profits of $37.3 million (22.6 million pounds) reflecting a gain on disposal of $35.6 million (21.6 million pounds) partially offsetting the interest cost of its high coupon debt. Sales and operating profit for the nine months to September 27, 1998 were $396.2 million (240.1 million pounds) and $42.5 million (25.8 million pounds) respectively, 11% and 12% higher than the continuing operations reported for the same period last year.



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CK Chow, GKN's Chief Executive commenting on the Interlake acquisition said:
"The acquisition of Interlake presents a unique opportunity to build upon two of our growth platforms in a single acquisition. We believe that the addition of Hoeganaes will allow us to build on its technology to drive rapid growth in the powder metal markets. At the same time Chem-tronics builds further upon our recent aerospace acquisitions in the U.S. and brings with it a number of exciting future civil and military programs. Interlake Material Handling will be managed in our Industrial Services portfolio selling to similar customers and markets as Chep.

"This is a strategically important acquisition for GKN and another important step forward in our well established and successful growth strategy. It is expected to be earnings enhancing before goodwill amortization in the first year."

-    Powder Metal - The Hoeganaes Corporation
-    Projected 1998 Sales $200m
-    The Hoeganaes Corporation is the leading supplier of ferrous powdered metals in North America. It is a major supplier to GKN Sinter Metals. It is a low cost producer utilizing both the atomizing and sponge production process and is also a technology leader with a number of patented products and processes. It has four operations in the USA; New Jersey, Pennsylvania (2 sites) and Tennessee and employs 520 people.

About 60% of Hoeganaes' customers are auto parts manufacturers for structural applications such as transmissions, engines and suspension systems. The combination of Hoeganaes' material technologies and GKN Sinter Metals' product expertise and manufacturing skills, will lead to even more powder metal components replacing cast and forged structural parts.

There is also a significant market for metal powders in welding, chemicals, friction applications such as brake pads and linings, photocopiers and by pharmaceutical companies in blood thinning agents and iron supplements.

Hoeganaes is 80% owned by Interlake and 20% by Hoganas AB of Sweden with which it has an on-going technology agreement. This is expected to continue after the acquisition. It is intended that under GKN ownership Hoeganaes will be managed as a separate entity and will continue to supply other powder metal component companies in the U.S.

-    Aerospace - Chem-tronics Inc
-    Projected 1998 Sales $135m
-    Chem-tronics is a leading producer of lightweight, fabricated structural products for aerospace engines in the commercial, military, aerospace and space markets and provides jet engine fan blade repair services. Chem-tronics' products include rings, cases and modules for large commercial aircraft jet engines, titanium ducts for military jet engines and space launch


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vehicles, and other complex fabrications for a variety of aerospace applications. It is based in California and Oklahoma and employs some 900 people.

Chem-tronics is a key supplier to a number of high growth commercial and military programs. Major customers, with whom Chem-tronics has significant multi-year agreements, include Rolls- Royce, Allison, Pratt & Whitney and GE.

In addition to its fabrication business, Chem-tronics provides comprehensive repair services for jet engine fan and compressor blades, discs, combustion liners and fan cases. Repair customers include major US and international airlines, all jet engine manufacturers, and overhaul centers.

-    Industrial Services - Interlake Material Handling
-    Projected 1998 Sales $200m
-    Interlake Material Handling designs, manufactures and sells racking for pallets and containers, conveyors and related equipment for use in warehouses, distribution centers, retail stores and other applications in North America.

It is the market leader in the U.S. with around 20% market share and a wide range of products. In 1997 the business suffered from a number of one- off events including implementation of a new computer system which depressed the operating performance. 1998 has been a year of significant recovery.

Interlake Material Handling currently has four facilities in the USA and employs 1,100 people. After the acquisition the business will be managed within the GKN Industrial Services portfolio.

Balance Sheet

Due to the highly leveraged nature of the balance sheet, Interlake had net liabilities (excluding preferred stock and after adjusting for outstanding stock options) of $146 million (88 million pounds) as at 27 September, 1998 which included net debt of $292 million (170 million pounds).